UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Ramaco Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

75134P 303
(CUSIP Number)

Bryan H. Lawrence
Yorktown Partners LLC
410 Park Avenue
20th Floor
New York, New York 10022
(212) 515-2112

Copies to:

Jesse E. Betts
Akin Gump Strauss Hauer & Feld LLP
2300 North Field Street, Suite 1800
Dallas, Texas 75201-4675
(214) 969-2779
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS IX, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,121,888

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,121,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,888

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.99% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based upon 9,356,396 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of Ramaco Resources, Inc. (the “Issuer”) issued and outstanding as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2023 pursuant to Rule 424(b)(4) (the “Prospectus”).

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN IX COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,121,888

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,121,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,888 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners IX, L.P. (“Yorktown IX”). Yorktown IX Company LP is the sole general partner of Yorktown IX. As a result, Yorktown IX Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP disclaims beneficial ownership of the securities owned by Yorktown IX in excess of its pecuniary interests therein.

(2)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN IX ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,121,888

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,121,888

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,121,888 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.99% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown IX. Yorktown IX Company LP is the sole general partner of Yorktown IX and Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the securities owned by Yorktown IX in excess of their respective pecuniary interests therein.

(2)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS X, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
738,576

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
738,576

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
738,576

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.89% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN X COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
738,576

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
738,576

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
738,576 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.89% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners X, L.P. (“Yorktown X”). Yorktown X Company LP is the sole general partner of Yorktown X. As a result, Yorktown X Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP disclaims beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

(2)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN X ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
738,576

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
738,576

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
738,576 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.89% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown X. Yorktown X Company LP is the sole general partner of Yorktown X and Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the securities owned by Yorktown X in excess of their respective pecuniary interests therein.

(2)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN ENERGY PARTNERS XI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,117,425

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,117,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,117,425

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.94% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN XI COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,117,425

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,117,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,117,425 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.94% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
These securities are directly held by Yorktown Energy Partners XI, L.P. (“Yorktown XI”). Yorktown XI Company LP is the sole general partner of Yorktown XI. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.

(2)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

CUSIP No. 75134P 303
1	NAMES OF REPORTING PERSONS
YORKTOWN XI ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,117,425

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,117,425

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,117,425 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.94% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
These securities are directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein.

(2)	Based upon 9,356,396 shares of Class B Common Stock of the Issuer as reported in the Prospectus, filed with the SEC on June 15, 2023.

Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of Ramaco Resources, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 250 West Main Street, Suite 210, Lexington, Kentucky 40507.

Item 2.	Identity and Background.

a) This statement is filed by Yorktown Energy Partners IX, L.P., a Delaware limited partnership (“Yorktown IX”), Yorktown IX Company LP, a Delaware limited partnership (“Yorktown IX Co”), Yorktown IX Associates LLC, a Delaware limited liability company (“Yorktown IX Associates”), Yorktown Energy Partners X, L.P., a Delaware limited partnership (“Yorktown X”), Yorktown X Company LP, a Delaware limited partnership (“Yorktown X Co”), Yorktown X Associates LLC, a Delaware limited liability company (“Yorktown X Associates”), Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Co”), Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates” and together with Yorktown IX, Yorktown IX Co, Yorktown IX Associates, Yorktown X, Yorktown X Co, Yorktown X Associates, Yorktown XI and Yorktown XI Co, the “Reporting Persons”).

b) The principal business address of each of the Reporting Persons is 410 Park Avenue, 20th Floor, New York, New York 10022.

c) The principal business of Yorktown IX is investing in equity securities of energy companies. The principal business of Yorktown IX Co is managing Yorktown IX. The principal business of Yorktown IX Associates is managing Yorktown IX Co. The principal business of Yorktown X is investing in equity securities of energy companies. The principal business of Yorktown X Co is managing Yorktown X. The principal business of Yorktown X Associates is managing Yorktown X Co. The principal business of Yorktown XI is investing in equity securities of energy companies. The principal business of Yorktown XI Co is managing Yorktown XI. The principal business of Yorktown XI Associates is managing Yorktown XI Co. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Shares of Class B Common Stock beneficially owned by Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP and ECP Mezzanine B (Ramaco IP), LP (collectively, the “ECP Mezz Funds”) and any of their respective affiliates are not the subject of this Schedule 13D and such persons are accordingly not included as Reporting Persons. For a description of the relationship between the Reporting Persons and the ECP Mezz Funds in respect of their respective holdings of the shares of Common Stock, see “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer—Shareholders’ Agreement.” As discussed under Item 6, each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock owned by the ECP Mezz Funds.

Item 3.	Source and Amount of Funds or Other Consideration.

Shares of Class B Common Stock of the Issuer were issued to each of Yorktown IX, Yorktown X and Yorktown XI on June 21, 2023, in connection with the distribution via a dividend of the newly authorized Class B Common Stock to the Issuer’s holders of existing common stock of record as of the close of business, New York City time, on May 12, 2023 (the “Distribution”). Concurrent with the Distribution, the existing common stock was reclassified as shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock” and together with the Class B Common Stock, the “Common Stock”). Stockholders of the Issuer are not required to pay for shares of Class B Common Stock received in the Distribution, or to surrender or exchange shares of Class A Common Stock in order to receive Class B Common Stock.

Prior to the initial public offering of the common stock of the Issuer, Yorktown IX, Yorktown X and Yorktown XI (collectively, the “Yorktown Funds”) each owned common units in Ramaco Development, LLC, a Delaware limited liability company (“Ramaco Development”). Each of the Yorktown Funds used funds provided by their respective limited partners in order to acquire its units in Ramaco Development.

The Issuer was incorporated under the laws of the State of Delaware to become a holding company for Ramaco Development’s assets and operations. Pursuant to the terms of a corporate reorganization that was completed immediately prior to the closing of the Issuer’s initial public offering, (i) a newly formed subsidiary of the Issuer merged with and into Ramaco Development and (ii) each of the Yorktown Funds and other unitholders of Ramaco Development exchanged all of their interests in Ramaco Development for all of the Issuer’s issued and outstanding shares of common stock (prior to the issuance of shares of common stock in the Issuer’s initial public offering). As a result of the reorganization, Ramaco Development became a direct, wholly owned subsidiary of the Issuer.

References to, and descriptions of, the corporate reorganization as set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Master Reorganization Agreement dated February 1, 2017, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 7, 2017, and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 6 summarizes certain provisions of the Registration Rights Agreement and the Stockholders Agreement (each as defined below) and is incorporated by reference herein.

Second Amended and Restated Certificate of Incorporation

At a special meeting on June 12, 2023, the Issuer’s stockholders approved an amendment and restatement of the Issuer’s amended and restated certificate of incorporation (the “Second Amended and Restated Certificate of Incorporation”). Such amendment contemplates, among other things, (1) reclassifying the Issuer’s existing common stock as shares of Class A common stock, (2) creating a separate Class B common stock and (3) providing the Issuer’s board of directors the option, in its sole discretion, to exchange all outstanding shares of the Class B common stock into shares of Class A common stock based on an exchange ratio determine by a 20-day trailing volume-weighted average price for each class of stock. These amendments became effective on June 12, 2023, after receipt of the requisite stockholder approval of the Second Amended and Restated Certificate of Incorporation and upon its filing with the Secretary of State of the State of Delaware.

The foregoing description of the Second Amended and Restated Certificate of Incorporation does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Amended and Restated Certificate of Incorporation filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 12, 2023, and is incorporated herein by reference.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

In determining from time to time whether to acquire more securities of the Issuer, sell the securities reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

In addition, the Reporting Persons at any time and from time to time, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons or their designees to the Issuer’s board of directors may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Except for the matters set forth in Items 3, 5 and the first paragraph of this Item 4, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a) Each of Yorktown IX, Yorktown IX Co and Yorktown IX Associates beneficially owns an aggregate of 1,121,888 shares of Class B Common Stock of the Issuer, representing 11.99% of the outstanding Class B Common Stock of the Issuer. Each of Yorktown X, Yorktown X Co, and Yorktown X Associates beneficially own 738,576 shares of Class B Common Stock of the Issuer, representing 7.89% of the outstanding Class B Common Stock of the Issuer. Each of Yorktown XI, Yorktown XI Co, and Yorktown XI Associates beneficially own 1,117,425 shares of Class B Common Stock of the Issuer, representing 11.94% of the outstanding Class B Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the reported Class B Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class B Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) Yorktown IX directly owns 1,121,888 shares of Class B Common Stock of the Issuer. Yorktown IX Co is the sole general partner of Yorktown IX. Yorktown IX Associates is the sole general partner of Yorktown IX Co. Yorktown IX Associates has the sole power to cause Yorktown IX Co to cause Yorktown IX to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown IX. Yorktown X directly owns 738,576 shares of Class B Common Stock of the Issuer. Yorktown X Co is the sole general partner of Yorktown X. Yorktown X Associates is the sole general partner of Yorktown X Co. Yorktown X Associates has the sole power to cause Yorktown X Co to cause Yorktown X to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown XI directly owns 1,117,425 shares of Class B Common Stock of the Issuer. Yorktown XI Co is the sole general partner of Yorktown XI. Yorktown XI Associates is the sole general partner of Yorktown XI Co. Yorktown XI Associates has the sole power to cause Yorktown XI Co to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI.

 (c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons have effected any transaction in the Class B Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Class A and Class B Common Stock

Concurrent with the Distribution, the Issuer’s existing common stock was reclassified as Class A Common Stock pursuant to the Second Amended and Restated Certificate of Incorporation and the Class B Common Stock was distributed to existing holders of the Class A Common Stock on June 21, 2023. Each holder of existing common stock received a distribution of 0.2 shares of Class B Common Stock for every one share of existing common stock held on the record date (with cash in lieu of any fractional share interests).

Voting Rights. Holders of shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters submitted to a vote of the stockholders. The holders of Class A Common Stock and Class B Common Stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of the Issuer’s Class A Common Stock are entitled to ratably receive dividends when and if declared by the Issuer’s board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. Holders of shares of the Issuer’s Class B Common Stock are entitled to ratably receive a quarterly dividend tied to the financial performance of the CORE Assets (as defined in the Prospectus), subject to the discretion of the Issuer’s board of directors, the requirements of applicable law, any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon the Issuer’s liquidation, dissolution, distribution of assets or other winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of the Issuer’s outstanding shares of preferred stock. Holders of shares of our Class B Common Stock will not have any specific rights with respect to the CORE Assets (as defined in the Prospectus).

Other Matters. The shares of Class A Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Issuer. There are no redemption or sinking fund provisions applicable to the Class A Common Stock. The Second Amended and Restated Certificate of Incorporation permits the Issuer’s board of directors, in its sole discretion, to convert all of the outstanding shares of Class B Common Stock into shares of Class A Common Stock based on an exchange ratio determined by a 20-day trailing VWAP for each class of stock. All outstanding shares of the Issuer’s Common Stock are fully paid and non-assessable.

Registration Rights Agreement

In connection with the closing of the initial public offering of the Issuer, the Issuer entered into a registration rights agreement (“Registration Rights Agreement”) with each of the Yorktown Funds and certain other stockholders of the Issuer. Pursuant to the Registration Rights Agreement, the Issuer has agreed to register the sale of shares of Common Stock under certain circumstances.

Demand Rights

At any time after the 180 day lock-up period and subject to certain limitations each of the Yorktown Funds (or their permitted transferees) (together with the ECP Mezz Funds, other Yorktown affiliates and certain management members, the “Holders”) (the “Demand Holders”) has the right to require the Issuer, by written notice, to prepare and file a registration statement registering the offer and sale of a certain number of its shares of Common Stock. Generally, the Issuer is required to provide notice of the request to certain other holders of the Common Stock who may, in certain circumstances, participate in the registration. Subject to certain exceptions, the Issuer is not obligated to effect a demand registration within 90 days after the closing of any underwritten offering of shares of its common stock. Further, each of the Demand Holders is entitled to no less than three demand registrations.

The Issuer is not obligated to effect more than a total of two demand registrations within any 365 day period. Once the Issuer is eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement. The Issuer is required to use reasonable best efforts to maintain the effectiveness of any such registration statement until the earlier of (i) 180 days (or two years in the case of a shelf registration statement) after the effective date thereof or (ii) the date on which all shares covered by such registration statement have been sold (subject to certain extensions).

In addition, each of the Demand Holders (or their permitted transferees) has the right to require the Issuer, subject to certain limitations, to effect a distribution of any or all of its shares of Common Stock by means of an underwritten offering. In general, any demand for an underwritten offering (other than the first requested underwritten offering made in respect of a prior demand registration and other than a requested underwritten offering made concurrently with a demand registration) shall constitute a demand request subject to the limitations set forth above.

Piggyback Rights

Subject to certain exceptions, if at any time the Issuer proposes to register an offering of Common Stock or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the Holders (or their permitted transferees) of such proposal to allow them to include a specified number of their shares of Common Stock in that registration statement or underwritten offering, as applicable.

Conditions and Limitations; Expenses

The registration rights will be subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017, and is incorporated herein by reference.

Shareholders’ Agreement

In connection with the closing of the initial public offering of the Issuer, the Issuer entered into a shareholders’ agreement (“Shareholders’ Agreement”) with the ECP Mezz Funds and the Yorktown Funds.

Voting and Governance Matters

Among other things, the Shareholders’ Agreement provides the Yorktown Funds and the ECP Mezz Funds with the right to designate a number of nominees (each Yorktown Funds nominee, a “Yorktown Director” and each ECP Mezz Funds nominee, an “ECP Director”) to the Issuer’s board of directors such that:

• at least 5 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own at least 50% of the outstanding shares of Common Stock;

• at least 3 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 50% but at least 25% of the outstanding shares of Common Stock;

• at least 2 directors of the board are Yorktown Directors for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 25% but at least 10% of the outstanding shares of Common Stock;

• at least 1 director of the board is a Yorktown Director for so long as the Yorktown Funds and their affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of Common Stock;

• once the Yorktown Funds and their affiliates collectively own less than 5% of the outstanding shares of Common Stock, the Yorktown Funds will not have any board designation rights;

• at least 2 directors of the board are ECP Directors for so long as the ECP Mezz Funds and their affiliates collectively beneficially own at least 10% of the outstanding shares of Common Stock;

• at least 1 director of the board is a ECP Director for so long as the ECP Mezz Funds and their affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of Common Stock; and

• once the ECP Funds and their affiliates collectively own less than 5% of the outstanding shares of Common Stock, the ECP Mezz Funds will not have any board designation rights;

The designation rights of the Yorktown Funds and the ECP Mezz Funds are exercisable at the option of each of the Yorktown Funds and the ECP Mezz Funds and each of the Yorktown Funds and the ECP Mezz Funds may designate a number of directors to serve on the Issuer’s board of directors that is less than the number shown above (or none at all). The designation rights of the ECP Mezz Funds and the Yorktown Funds will terminate automatically as to each such party upon the later of (i) the time at which such party no longer has the right to designate an individual for nomination to the Issuer’s board of directors under the Shareholders’ Agreement, and (ii) the time at which the Yorktown Funds and the ECP Mezz Funds cease to hold in aggregate at least 50% of the outstanding shares of Common Stock. Additionally, the designation rights of the Yorktown Funds will terminate automatically upon the Yorktown Funds providing written notice to the ECP Mezz Funds and the Issuer.

Pursuant to the Shareholders’ Agreement, the Yorktown Funds have designated Bryan H. Lawrence and Peter A. Leidel as designees to the Issuer’s board of directors.

Pursuant to the Shareholders’ Agreement, each of the Issuer, the ECP Mezz Funds and the Yorktown Funds agrees not to take any actions that would affect the provisions of the Shareholders’ Agreement and the intention of the parties with respect to the composition of the Issuer’s board of directors as therein stated. Each of the ECP Mezz Funds and the Yorktown Funds agrees to cast all votes to which such stockholder is entitled in respect of its shares of Common Stock, whether at any annual or special meeting, by written consent or otherwise, so as to cause to be elected to the Issuer’s board of directors those individuals designated in accordance with the Shareholders’ Agreement (as described above) and to otherwise effect the intent of the Issuer board representation provisions of the Shareholders’ Agreement. Each of the ECP Mezz Funds and the Yorktown Funds agrees not to take action to remove each other’s director nominees from office pursuant to the Issuer’s Articles of Incorporation unless such removal is for cause.

The stock ownership reported for the Reporting Persons does not include any shares of Common Stock owned by other parties to the Shareholders’ Agreement, including the ECP Mezz Funds. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Shareholders’ Agreement, including the ECP Mezz Funds.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders’ Agreement filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017, and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated July 3, 2023.

Exhibit 2.1
Registration Rights Agreement dated February 8, 2017 (Incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017).

Exhibit 2.2
Shareholders’ Agreement dated February 8, 2017 (Incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 14, 2017).

Exhibit 2.3
Master Reorganization Agreement dated February 1, 2017 (Incorporated herein by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 7, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 3, 2023

YORKTOWN ENERGY PARTNERS IX, L.P.

By:	Yorktown IX Company LP,
Its General Partner

By:	Yorktown IX Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN IX COMPANY LP

By:	Yorktown IX Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN IX ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence
Name: Bryan H. Lawrence
Title: Managing Member

YORKTOWN ENERGY PARTNERS X, L.P.

Yorktown X Company LP,
Its General Partner

Yorktown X Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Managing Member

YORKTOWN X COMPANY LP

Yorktown X Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Managing Member

YORKTOWN X ASSOCIATES LLC

/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Managing Member

YORKTOWN ENERGY PARTNERS XI, L.P.

Yorktown XI Company LP,
Its General Partner

Yorktown XI Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Managing Member

YORKTOWN XI COMPANY LP

Yorktown XI Associates LLC,
Its General Partner

/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Managing Member

YORKTOWN XI ASSOCIATES LLC

/s/ Bryan H. Lawrence
Name:	Bryan H. Lawrence
Title:	Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown IX Associates, Yorktown X Associates and Yorktown XI Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Bryan H. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 20th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	410 Park Avenue 20th Floor New York, New York 10022